**FORM 6-K**
**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

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**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**

For the month(s) of ******

**QSound Labs, Inc.**
(Exact name of Registrant as specified in its charter)

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**400 – 3115 12 Street N.E.**
**Calgary, Alberta Canada T2E 7J2**
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Registrant herewith furnishes:

1. Press release dated June 27, 2002
2. Press release dated August 13, 2002

**Signatures**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

**QSound Labs, Inc.**
(Registrant)

Date: August 14, 2002

Joanna Varvos
Corporate Secretary

QSOUND

## IMMEDIATE RELEASE

# QSOUND LABS ANNOUNCES FUTURE ROADMAP AT AGM

*Offering Complete Suite of Software Solutions is Key for Growth*

**CALGARY, CANADA - June 27, 2002 - QSound Labs, Inc. (NASDAQ: QSND),** a leading supplier of audio software solutions, held its Annual Meeting of Shareholders today. After the passing of all resolutions presented at the formal portion of the meeting, CEO David Gallagher spoke about QSound's plans for the future.

**Audio Business Unit:**

"Over the years, QSound has expanded its core competencies from our original algorithm development to our current status of providing complete audio software solutions," stated Gallagher. "Today, this positioning benefits the Company in several ways. First, it opens up strategic relationships and markets not previously accessible. Examples are the recent announcement with Philips to develop software audio solutions and the potential for these products in the growing market of next-generation wireless entertainment devices. Second, it allows QSound to position itself outside of the current 3D audio competition in markets that are substantially bigger. These next-generation devices need audio engines, preferably software, which may or may not require audio enhancement algorithms. This leads to new markets and greater opportunity."

This quarter, QSound has delivered two products to Philips pursuant to the development agreement and has additionally developed two products for its own distribution, AudioPix 2.0 for XP and discGO!. Both will be submitted to Microsoft for Windows XP logo certification and insertion in their catalog.

**eCommerce Business Unit:**

"The business model adopted by QCommerce in FY2001 has proven viable and the emphasis now is on sustaining through growth," said Gallagher. "Management believes the keys to success in this arena are breadth of services offered and customer support. QCommerce targets small business owners for its services, and this customer base typically has a high fall-off rate when the Internet does not deliver as

■

their expectations. Since consolidating the customer support operations in-house last year, QCommerce has maintained a quarterly retention rate of 90% among its merchants and achieved significant cost savings. Moving forward, QCommerce will evaluate all opportunities to add merchants to its community of services."

QSound has evaluated several opportunities to increase shareholder value through M&A activity and will continue to do so.

To view the AGM presentation, please visit www.qsound.com.

**About QSound Labs, Inc.:**

Since its inception in 1988, QSound Labs, Inc. has evolved into one of the world's leading audio technology companies and an e-commerce solution provider. The Company has developed proprietary, patent-protected audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, multimedia PC, Internet and healthcare markets. The Company's cutting-edge audio technologies create 3D audio environments, allowing consumers to enjoy stereo surround sound from just two speakers. For more information, visit our Web site at www.qsound.com.

**About QCommerce Inc.:**

In 1999 QSound Labs, Inc. (NASDAQ: QSND) formed QCommerce Inc., a wholly owned subsidiary, to leverage its extensive Internet marketing expertise to provide complete e-commerce solutions to small and medium sized businesses. Through a series of strategic partnerships and acquisitions the Company has established itself as the "Complete Internet Retailing Resource", offering a comprehensive portfolio of e-business tools and marketing solutions.

**For more information, please contact:**

Investor Relations
Paula Murray
(954) 796-8798
paula.murray@qsound.com

Media Relations
Jody Alexander
(403) 291-2492
jody.alexander@qsound.com

- more -

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, QSound's business relationship with Philips, development and commercial introduction of new products, and possible new strategic relationships and market opportunities. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of the Company, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with the Company, successful product development, introduction and acceptance, the Company's ability to carry out its business strategy and marketing plans, including availability of sufficient resources to do so timely and cost effectively, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of the Internet and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of the Company's management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

**FOR IMMEDIATE RELEASE**


<u>**Contact**</u>
Paula Murray
Phone: 954-796-8798
paula.murray@qsound.com


## QSound Labs Reports Second Quarter Results for 2002

**Calgary, Alberta – August 13, 2002 -- QSound Labs, Inc. (NASDAQ: QSND),** a leading developer of audio, e-commerce and multimedia software products, reported revenues for the three months ended June 30, 2002 of $870,000 as compared to $821,000 for the same period in FY2001. The operating profit for the quarter was $188,000 or $0.03 per share as compared to $59,000 or $0.01 per share for the same period last year. Including non-cash items such as depreciation and amortization of goodwill, net income for the period was $84,000 or $0.01 per share as compared to a loss of $(160,000) or $(0.02) per share for the same period in FY2001.

Revenues for the six months June 30, 2002 were $1,625,000 compared to $1,664,000 for the same period in FY2001. The operating profit was $356,000 or $0.05 per share in FY2002 and $91,000 or $0.01 per share in FY2001. Net income for the six month period in FY2002 was $173,000 or $0.02 per share in FY2002 as compared to a loss of $(339,000) or $(0.05) per share in FY2001.

The Company reported a working capital surplus of $2,518,000 compared to $2,288,000 as at December 31, 2001. The Company continues to generate cash flow from operations and as at June 30, 2002 had cash and cash equivalents of $1,609,000 on hand.

"In line with guidance provided three months ago, the Company produced similar results to the first quarter," stated David Gallagher, President and CEO of QSound Labs. "In the latest quarter, royalties received from our hearing aid license continued to be strong and iQfx®3 sales picked up in June as RealNetworks returned to a more aggressive marketing strategy."

- more -

"We expect royalties from Philips to be more material in the second half of this year, although the third quarter will likely produce similar results to the previous two. Our cost containment program continues to be effective as operating expenses are down 21% in FY2002 versus FY2001. Both our business units continue to be self-sustaining and we are endeavoring to build upon this platform by developing new audio and voice solutions for higher growth markets."

"As outlined in the recent presentation to the shareholders at the AGM, the Company is focussing most of its development resources on complete software solutions for audio and voice applications. To complement these activities, QSound has entered into a strategic relationship with a private corporation that provides cost saving network solutions for the small and medium enterprise telephony market. The companies intend to work together by leveraging their software development expertise to co-develop software applications for the converging telephony and network industries. As a part of this co-operation, QSound has advanced funds totaling $350,000 as at June 30, 2002, and these advances are secured by the assets of the private company."

###

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation of increasing royalties from existing licensees including Philips, continued self-sustainment from QSound's audio and e-commerce businesses, and QSound's business relationship with a private company including planned development and commercial introduction of new products for telephony and networking industries. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, successful product development, introduction and acceptance, QSound's ability to carry out its business strategy and marketing plans, including availability of sufficient resources to do so timely and cost effectively, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of the Internet and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

**QSound Labs, Inc.**
**Consolidated Balance Sheets**
As at June 30, 2002 and December 31, 2001
(Expressed in United States dollars, prepared using US GAAP)

| | | June 30, 2002 (unaudited) | | December 31, 2001 |
|---|---|---|---|---|
| ASSETS | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 1,608,949 | $ | 2,047,892 |
| Accounts receivable | | 654,537 | | 439,245 |
| Note receivable | | 350,000 | | - |
| Inventory | | 27,980 | | 28,587 |
| Deposits and prepaid expenses | | 113,396 | | 85,365 |
| | | 2,754,862 | | 2,601,089 |
| Capital assets | | 892,322 | | 932,776 |
| Intangible assets | | 2,415,192 | | 2,432,142 |
| | $ | 6,062,376 | $ | 5,966,007 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | |
| Current Liabiltiies: | | | | |
| Accounts payable and accrued Liabiltiies | $ | 205,524 | $ | 304,726 |
| Deferred Revenue | | 31,215 | | 8,282 |
| | | 236,739 | | 313,008 |
| Shareholders' equity: | | | | |
| Share capital (7,085,574 common shares) | | 43,939,684 | | 43,939,684 |
| Contributed Surplus | | 1,114,316 | | 1,114,316 |
| Deficit | | (39,228,363) | | (39,401,001) |
| | | 5,825,637 | | 5,652,999 |
| | $ | 6,062,376 | $ | 5,966,007 |

**QSound Labs, Inc.**
**Consolidated Statements of Operations and Deficit**
For the periods Ended June 30, 2002 and 2001
(Expressed in United States dollars, prepared using US GAAP)

| | For three months ended June 30, 2002 (unaudited) | For three months ended June 30, 2001 (unaudited) | For six months ended June 30, 2002 (unaudited) | For six months ended June 30, 2001 (unaudited) |
|---|---|---|---|---|
| REVENUE | | | | |
| Royalties, license fees and product sales | $ 870,165 | $ 821,451 | $ 1,625,327 | $ 1,663,992 |
| Cost of product sales | 49,365 | 11,903 | 58,636 | 36,329 |
| | 820,800 | 809,548 | 1,566,691 | 1,627,663 |
| EXPENSES: | | | | |
| Marketing | 259,116 | 339,337 | 453,132 | 579,252 |
| Operations | 62,102 | 43,198 | 143,634 | 182,359 |
| Product engineering | 160,157 | 219,057 | 340,717 | 470,837 |
| Administration | 151,540 | 149,268 | 273,134 | 303,861 |
| | 632,915 | 750,860 | 1,210,617 | 1,536,309 |
| Operating profit | 187,885 | 58,688 | 356,074 | 91,354 |
| Other items | | | | |
| Depreciation and amortization | (91,010) | (234,063) | (171,047) | (468,317) |
| Gain on sale of capital assets | 29 | 6,515 | 29 | 6,515 |
| Other | (12,615) | 8,641 | (12,418) | 31,159 |
| | (103,596) | (218,907) | (183,436) | (430,643) |
| Net income (loss) for the period | 84,289 | (160,219) | 172,638 | (339,289) |
| Deficit beginning of period | (39,312,652) | (38,847,161) | (39,401,001) | (38,668,091) |
| Deficit end of period | $ (39,228,363) | $ (39,007,380) | $ (39,228,363) | $ (39,007,380) |
| *Income (loss) per common share* | $ 0.01 | $ (0.02) | $ 0.02 | $ (0.05) |

**QSound Labs, Inc.**
**Consolidated Statements of Cash Flows**
For the periods Ended June 30, 2002 and 2001
(Expressed in United States dollars, prepared using US GAAP)

| Cash provided by (used in) | For three months ended June 30, 2002 (unaudited) | For three months ended June 30, 2001 (unaudited) | For six months ended June 30, 2002 (unaudited) | For six months ended June 30, 2001 (unaudited) |
|---|---|---|---|---|
| OPERATIONS | | | | |
| Income (loss) for the period | $ 84,289 | $ (160,219) | $ 172,638 | $ (339,289) |
| Items not requiring (providing) cash: | | | | |
| Depreciation and amortization | 91,010 | 234,063 | 171,047 | 468,317 |
| Gain on sale of capital assets | (29) | (6,515) | (29) | (6,515) |
| Changes in working capital balances | (80,174) | (106,539) | (318,985) | 55,899 |
| | 95,096 | (39,210) | 24,671 | 178,412 |
| FINANCING | | | | |
| Repurchase of common shares, net | - | (82,822) | - | (293,739) |
| Repayment of debt | - | (275,000) | - | (550,000) |
| | - | (357,822) | - | (843,739) |
| INVESTMENTS | | | | |
| Purchase of capital assets | (29,336) | (20,590) | (97,487) | (36,064) |
| Purchase of intangible assets | (11,155) | - | (16,156) | (9,153) |
| Change in working capital for investment purposes | (350,000) | - | (350,000) | - |
| Proceeds from sale of capital assets | 29 | 6,515 | 29 | 6,515 |
| | (390,462) | (14,075) | (463,614) | (38,702) |
| Increase (decrease) in cash | (295,366) | (411,107) | (438,943) | (704,029) |
| Cash and cash equivalents beginning of period | 1,904,315 | 1,971,717 | 2,047,892 | 2,264,639 |
| Cash and cash equivalents end of period | $ 1,608,949 | $ 1,560,610 | $ 1,608,949 | $ 1,560,610 |

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, David J. Gallagher, President and Chief Executive Officer of QSound Labs, Inc., do hereby certify that, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the information contained in the press release dated August 13, 2002 of QSound Labs, Inc. and filed under Form 6-K with the Securities and Exchange Commission, fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Act of 1934 and the information contained in such report fairly presents, in all material respects, the financial condition and results of operations on QSound Labs, Inc.

David Gallagher

David J. Gallagher
President, Chief Executive Officer and
Chief Financial Officer

August 14, 2002